NOTICE OF EXEMPT SOLICITATION SUBMITTED BY NON-MANAGEMENT

U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation under Rule 14a-103

Name of Registrant: Hewlett Packard Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport PA 15135

Vote No: Proposal 5 – Defending Corporate Fiduciary Duty

Bowyer Research submits the following:

Introduction

Hewlett Packard Inc. (HPQ) has proposed an amendment to its certificate of incorporation, known as Proposal 5, which seeks to limit the liability of its directors and officers for breaches of fiduciary duty, except in cases of intentional misconduct or knowing violation of law. This proposal, if passed, would significantly weaken the fiduciary responsibilities that are the bedrock of corporate governance and shareholder rights.

Fiduciary Duties Under Delaware Law

Delaware law imposes two primary fiduciary duties on corporate directors and officers: the duty of care and the duty of loyalty. These duties require that directors and officers act in the best interest of the corporation and its shareholders, with the care that a reasonably prudent person would use in similar circumstances.

The Exculpation Amendment

Proposal 5, the Exculpation Amendment, would alter the landscape of accountability by providing directors and officers with broad protections against liability for breaches of the duty of care. This amendment is permissible under recent changes to Delaware law but represents a departure from the principles of good governance.

Arguments Against Proposal 5

Erosion of Accountability

By limiting the liability of directors and officers, Proposal 5 would erode the accountability that ensures they act with due diligence and prudence in managing the company’s affairs.

Incentivizing Risky Behavior

The amendment could incentivize behavior that prioritizes short-term gains over long-term stability, potentially leading to decisions that are detrimental to HP and its shareholders.

Diminishing Shareholder Trust

Shareholder trust is predicated on the belief that directors and officers are fully accountable for their actions. Proposal 5 threatens to undermine this trust, which is essential for the proper functioning of capital markets.

Contrary to Best Practices

Good corporate governance practices advocate for strong oversight and accountability mechanisms. Proposal 5 runs counter to these practices and could set a concerning precedent for other corporations.

Conclusion

The Exculpation Amendment represented by Proposal 5 is a regressive step that would weaken the fiduciary responsibilities of directors and officers. It poses significant risks to shareholder interests and the integrity of corporate governance at HPE. As such, it is recommended that shareholders vote against Proposal 5 to maintain the high standards of accountability that have long been a hallmark of successful corporations.

This white paper provides a comprehensive argument against Proposal 5, focusing on the importance of maintaining strong fiduciary responsibilities for the health and success of the corporation and the protection of shareholder interests. It is essential for shareholders to consider the long-term implications of such amendments and to uphold the principles of accountability and trust that underpin corporate governance.

Conclusion

For these reasons, we urge you to vote AGAINST Shareholder Proposal No. 5 on HP’s 2024 Proxy.

Sincerely,

Jerry Bowyer

President

BOWYER RESEARCH

P.O. Box 120

McKeesport PA 15135

This is not a solicitation of authority to vote your proxy. Please do not send us your proxy card as it will not be accepted.